August 30, 2010

By EDGAR Transmission

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

American Antiquities Incorporated
Item 4.01 of Current Report on Form 8-K
Filed August 17, 2010
File No. 333-130446

We hereby submit the responses of American Antiquities Incorporated (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 18, 2010, providing the Staff’s comments with respect to the above referenced current report on Form 8-K (the “Report”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Item 4.01 Form 8-K filed August 17, 2010

1.
Please disclose whether the decision to dismiss Cordovano and Honeck LLP was recommended or approved by any audit or similar committee or the board of directors, if there is no such committee.  Refer to paragraph (a)(1)(iii) of Regulation S-K.

Company Response: We have revised the report to include disclosure of the board recommendation.

2.
We note from your disclosure in Form 10-K for the years ended October 31, 2009 and October 31, 2008 that you concluded that your internal control over financial reporting was not effective because of material internal control weakness.  Please tell us what material weaknesses were identified and why the material weaknesses are not reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

Company Response: The material weakness identified in the Company’s internal controls were the failure to: (i) ensure the disclosures in the Company’s annual report on Form 10-K reflect current information, (ii) fully comply with Item 303 of Regulation S-K and (iii) provide management’s report on internal control over financial reporting that contains the information in Item 308(T)(a) of Regulation S-K in the Company’s annual report on Form 10-K.  None of the events described in paragraph (a)(1)(v) of Item 304 of Regulation S-K occurred and none of the weaknesses identified in the preceding sentence resulted in reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

In addition, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact our securities counsel, Adam Guttmann at (415) 955-8900.

Sincerely,

American Antiquities Incorporated

By:	/s/ Dan Wiesel
Dan Wiesel
Chief Executive Officer